Exhibit (a)(1)(xxii)

Contact:	Stephen C. Vaughan Vice President and Chief Financial Officer (405) 225-4800

SONIC ANNOUNCES PRELIMINARY RESULTS OF

ITS MODIFIED “DUTCH AUCTION” TENDER OFFER

OKLAHOMA CITY (October 9, 2006) – Sonic Corp. (NASDAQ:SONC), the nation’s largest chain of drive-in restaurants, today announced the preliminary results of its modified “Dutch Auction” tender offer, which expired at 12:00 midnight, Eastern Time on October 6, 2006.

In accordance with the terms and conditions of the tender offer, Sonic expects to accept for purchase approximately 15,952,000 shares of its common stock (including 4,771,000 shares tendered through notice of guaranteed delivery) at a purchase price of $23.00 per share, for a total cost of $366.9 million. Based on a preliminary count by UMB Bank N.A., the depositary for the tender offer, approximately 15,952,000 shares of common stock were properly tendered and not withdrawn at prices at or below the purchase price. Because the number of shares of common stock tendered at or below the purchase price was less than the number of shares that Sonic offered to purchase, proration will not be necessary.

The number of shares Sonic expects to purchase in the tender offer represents approximately 19% of Sonic’s currently outstanding common stock.

In the tender offer, Sonic offered to purchase up to 24,347,826 shares of its common stock at a price per share not less than $19.50 and not greater than $23.00, for a maximum aggregate purchase price of $560 million.

All inquiries about the tender offer should be directed to the information agent, Georgeson Inc. at (866) 295-3782. Banks and brokers may call (212) 440-9800.

Sonic, America’s Drive-In, originally started as a hamburger and root beer stand in 1953 in Shawnee, Okla., called Top Hat Drive-In, and then changed its name to Sonic in 1959. The first drive-in to adopt the Sonic name is still serving customers in Stillwater, Okla. Sonic has approximately 3,200 drive-ins coast to coast and in Mexico. More than a million customers eat at Sonic every day. For more information about Sonic Corp. and its subsidiaries, visit Sonic at www.sonicdrivein.com.

SONC Announces Preliminary Results of Tender Offer

October 9, 2006

This press release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any shares.

This press release contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements reflect management’s expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. Factors that could cause actual results to differ materially from those expressed in, or underlying, these forward-looking statements are detailed in the company’s annual and quarterly report filings with the Securities and Exchange Commission. The company undertakes no obligation to publicly release revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unforeseen events, except as required to be reported under the rules and regulations of the Securities and Exchange Commission.

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